UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report
(Date of Earliest Event Reported)
July 2, 2015

Merchants Bancshares, Inc.

(Exact name of registrant as specified in its charter)

Delaware	0-11595	03-0287342
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)
275 Kennedy Drive South Burlington, Vermont	(802) 658-3400	05403
(Address of principal executive offices)	(Registrant’s telephone number, including area code)	(Zip Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.	Entry into a Material Definitive Agreement.

As previously disclosed in a Current Report on Form 8-K filed on April 27, 2015, as amended on Form 8-K/A on April 28, 2015 (together, the “Prior Form 8-K”), Merchants Bancshares, Inc. (“Merchants Bancshares”), the parent company of Merchants Bank, entered into an Agreement and Plan of Merger (the “Agreement and Plan of Merger”) with NUVO Bank & Trust Company (“NUVO”), a Massachusetts-chartered commercial bank headquartered in Springfield, Massachusetts, pursuant to which Merchants Bancshares will acquire NUVO. The transaction will be structured as a merger of NUVO with and into Merchants Bank, under the articles of incorporation, name and Vermont banking charter of Merchants Bank (the “Merger”).

Also as previously disclosed, subject to the terms and conditions of the Agreement, upon completion of the Merger, NUVO shareholders will be entitled to elect to receive 0.2416 shares of Merchants Bancshares common stock, $7.15 in cash, or a combination of cash and Merchants Bancshares common stock, for each share of NUVO common stock outstanding, subject to no more than 517,224 shares of Merchants Bancshares common stock being issued, representing approximately 75% of the total consideration, with approximately 25% of the total consideration to be paid in cash. Holders of NUVO common stock options will receive a cash option cancellation payment for the difference between $7.15 and the $5.00 exercise price of the option, while holders of NUVO common stock warrants issued in 2013 may either elect to receive a cash warrant cancellation payment for the difference between $7.15 and the $5.00 exercise price of the warrant or receive an equivalent replacement warrant to acquire Merchants Bancshares stock. Holders of organizers’ warrants will receive an equivalent replacement warrant to acquire Merchants Bancshares stock. All NUVO restricted stock awards will become fully vested upon completion of the Merger and all shares of restricted stock will have the right to elect to receive the stock or cash consideration on the same basis as the other outstanding shares of NUVO’s common stock.

As provided in the Agreement and Plan of Merger, in order to implement the merger of NUVO with and into Merchants Bank, NUVO and Merchants Bank have executed a Bank Merger Agreement dated as of July 2, 2015 (the “Bank Merger Agreement”). Merchants Bancshares is also a party to the Bank Merger Agreement for certain limited purposes, including with respect to its undertaking to furnish the merger consideration, option and warrant cancellation payments and replacement warrants.

A copy of the executed Bank Merger Agreement is filed as Exhibit 2.1 to this Current Report on Form 8-K. The executed Bank Merger Agreement is in substantially the same form as the draft form of Bank Merger Agreement set forth as Exhibit D to the Agreement and Plan of Merger filed as Exhibit 2.1 to the Prior Form 8-K, except that it reflects certain recently adopted changes to applicable Massachusetts statutes governing bank mergers and certain other non-material revisions. Those statutory revisions include a change to the applicable statute governing the rights of shareholders of a Massachusetts-chartered bank who dissent from a merger. Accordingly, the Bank Merger Agreement provides that the rights of NUVO shareholders will be governed by applicable provisions of Massachusetts General Laws (“MGL”) Chapter 156D, the Massachusetts Business Corporations Act, rather than applicable provisions of MGL Chapter 156B, an earlier version of the Massachusetts Business Corporations Act.

The parties have filed and will file applications with appropriate federal and state bank regulators for approval of the Merger and Merchants Bancshares will file a registration statement on Form S-4 with the SEC to register the Merchants Bancshares securities to be issued in the Merger. It is expected that the Merger will be completed during the fourth quarter of 2015. Completion of the Merger is subject to approval by NUVO’s shareholders, receipt of required regulatory approvals and other customary closing conditions as more fully described in the Prior Form 8-K.

Additional Information About the Transaction

Neither this Current Report nor its exhibit, nor any other Current Report or exhibit thereto that is referred to herein, constitutes an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities.

The proposed Merger will be submitted to the shareholders of NUVO for their consideration at a special meeting to be held later this year. Merchants Bancshares will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of NUVO for the special meeting, which will also constitute a prospectus of Merchants Bancshares. Investors and security holders are urged to read the registration statement and the proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information about the merger and the parties to the transaction. You may obtain a free copy of the proxy statement/prospectus (when available) and other related documents filed by Merchants Bancshares with the SEC at the SEC’s website at www.sec.gov. You will also be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Merchants Bancshares on its website, at www.mbvt.com.

Copies of the proxy statement/prospectus can be obtained without charge, when available, by directing a request to Thomas J. Meshako, CFO, Merchants Bancshares, Inc., 275 Kennedy Drive, P.O. Box 1009, South Burlington, VT 05402, or to NUVO Bank & Trust Company, 1500 Main Street, P.O. Box 15209, Springfield, Massachusetts 01115-5209.

Participants in the Transaction

Merchants Bancshares, Inc., Merchants Bank, NUVO Bank & Trust Company and their respective directors, executive officers and certain other members of management and employees may be deemed to be “participants” in the solicitation of proxies from the shareholders of NUVO in connection with the merger. Information about the directors and executive officers of NUVO and their ownership of NUVO common stock and other securities, and the interests of such participants in the proposed transaction, may be obtained by reading the proxy statement/prospectus when it becomes available.

Cautionary Note Regarding Forward-Looking Statements

This Current Report and its exhibits contain statements that may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and this Cautionary Note is included for purposes of complying with these safe harbor provisions. Readers should not place undue reliance on such forward-looking statements, which speak only as of the date made. These forward-looking statements are based on current plans and expectations, which are subject to a number of risk factors and uncertainties that could cause future results to differ materially from historical performance or future expectations. These differences may be the result of various factors, including, among others: (1) failure of the parties to satisfy the closing conditions in the Agreement in a timely manner or at all; (2) failure of the shareholders of NUVO to approve the Agreement; (3) failure to obtain required regulatory approvals for the merger; (4) disruptions to the parties’ businesses as a result of the announcement and pendency of the merger; (5) costs or difficulties related to the integration of the business following the merger; (6) changes in general, national or regional economic conditions; (7) the risk that the anticipated benefits and cost savings from the transaction may not be fully realized or may take longer than expected to realize; (8) changes in loan default and charge-off rates; (9) changes in interest rates or credit availability; (10) possible changes in regulation resulting from or relating to the pending financial reform legislation; (11) changes in levels of income and expense in non-interest income and expense related activities; and (12) competition and its effect on pricing, spending, third-party relationships and revenues. The foregoing list should not be construed as exhaustive, and Merchants and NUVO undertake no obligation to subsequently revise any forward-looking statements to reflect events or circumstances after the date of such statements, or to reflect the occurrence of anticipated or unanticipated events or circumstances.

For additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements, please refer to the filings by Merchants Bancshares, Inc. with the SEC, including its Annual Report on Form 10-K for the year ended December 31, 2014, which are available on the SEC’s website, at www.sec.gov.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

The following exhibit is filed with this Report:

Exhibit 2.1 Bank Merger Agreement dated as of July 2, 2015, between Merchants Bank and NUVO Bank & Trust Company, and joined in for certain limited purposes by Merchants Bancshares, Inc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunder duly authorized.

MERCHANTS BANCSHARES, INC.

	By:	/s/ Thomas J. Meshako
	Name:	Thomas J. Meshako
	Title:	Chief Financial Officer & Treasurer Principal Accounting Officer
Date: July 9, 2015

 EXHIBIT INDEX

Exhibit No.	Description

Exhibit 2.1	Bank Merger Agreement dated as of July 2, 2015, between Merchants Bank and NUVO Bank & Trust Company, and joined in for certain limited purposes by Merchants Bancshares, Inc.